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September 26, 2006

TO:   Ms. Kristi Beshears
      Staff Accountant
      Division of Corporate Finance
      Securities and Exchange Commission
      450 Fifth Street N.W.
      Washington, D.C.  20549

CC:   Mr. Daniel L. Gordan
      Branch Chief
      Division of Corporate Finance
      Securities and Exchange Commission
      450 Fifth Street N.W.
      Washington, D.C.  20549

            RE:   CHINA FINANCE ONLINE CO. LIMITED
                  FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2005
                  (FILE NO. 000-50975)

Dear Ms. Beshears,

      I refer to your fax of September 21, 2006 to China Finance Online Co., Limited (the "Company") regarding SEC comments on the Company's Form 20-F filed on May 23, 2006 and our letter addressed to you through confidential submission via EDGAR dated September 7, 2006. The Company has been working with its accountants to prepare responses to your comments, and notes that October 1 to 7 is a national holiday period in China. The Company expects to provide responses to your comments via EDGAR by October 20, 2006. In the event that the Company will not be able to respond by October 20, the Company will contact you in advance.

      We appreciate your understanding. Please direct all future correspondence with respect to this matter to the Company as set forth below:

                  China Finance Online Co. Limited
                  9th Floor of Tower C, Corporate Square
                  No. 35 Financial Street
                  Xicheng District, Beijing 100032
                  People's Republic of China
                  Tel: +86 (10) 5832 5288
                  Fax: +86 (10) 5832 5200
                  Attention: Jun Wang

                  With a copy to:

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[O'MELVENY & MYERS LLP LOGO]
Ms. Kristi Beshears and Mr. Daniel L. Gordan, SEPTEMBER 26, 2006 - Page 2

                  O'Melveny & Myers LLP
                  Plaza 66, 37th Floor
                  1266 Nanjing Road West
                  Shanghai 200040
                  People's Republic of China
                  Tel: +86 (21) 2307-7068
                  Fax: +86 (21) 2307-7300
                  Attention: Todd Bissett, Esq.

      I would appreciate your acknowledging receipt of the letter by emailing me at jwang@jrj.com.

      Thank you for your assistance in this matter.

                                              Very truly yours,

                                                  /s/ Jun Wang
                                              ---------------------------------
                                              Jun Wang
                                              Chief Financial Officer
                                              China Finance Online Co. Limited

cc:   Howard Zhang, Esq.
      David Lin, Esq.
      Todd Bissett, Esq.